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                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following communication was distributed to CBOT members on January
18, 2002.

The Board of Directors of the Chicago Board of Trade at a special meeting held Thursday, January 17, 2002, took the actions summarized below.

                                     . . .

Reviewed the CBOT(R) Restructuring as it is proposed to be submitted for approval by the CBOT membership, specifically with reference to stock transfer restrictions for CBOT Holdings, Inc. As previously proposed, the common stock of CBOT Holdings, Inc. would be subject to a complete restriction for the first 270 days following distribution to CBOT members. Thereafter, this transfer restriction would be removed in percentage increments over time until it was completely removed 811 days after distribution. (The restrictions would not apply if the stock was transferred together with the associated Class B membership and, to the extent applicable, the Class C membership.)

The Board approved the following modifications to these stock transfer restrictions:

- The stock and the associated Class B membership could only be transferred together, for an indefinite period. This provision would remain in effect unless and until removed by authorization of the Board of Directors. (The Class C membership, if applicable, would be excluded from these transfer restrictions.)

This change is designed to give the Board the greatest possible flexibility in determining the stock/membership "decoupling" to maximize shareholder value.







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                                                                        01/17/02

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The Board's vote on this matter was 10 "Aye" and 4 "Nay", recorded as follows:

Director        Cahnman    Nay             Director        McMillin     Aye
                Cashman    Aye                             Niciforo     Nay
                Cermak     Aye                             Thompson     Aye
                Corvino    Aye                             Wallace      Aye
                Curley     Aye                             Walter       Nay
                Kurzydlo   Aye                             Weems        Aye
                Levin      Nay
                                                     Vice Chairman
                                                           Carey        Aye

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     . . .

Granted temporary membership privileges in CBOT(R) X-Fund futures to the GIM and COM Membership Interest categories, to be effective for a period of 6 months from the launch of the contract.

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                                                                        01/17/02